SAMSON OIL & GAS ADVISORY ON NORTH STOCKYARD OPERATIONS

Denver 1800 hours September 19th, 2010, Perth 0800 hours, September 20th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) provides the following operational advice on wells within the North Stockyard Oilfield.

Gary #1-24H well (37% working interest).

Fracture stimulation operations re-commenced on Thursday, September 16th on the Gary #1-24H well (37% working interest). As of Sunday afternoon September 19th, stages 2 through 8 have been pumped and the program should be finished by the middle of the week at which time the well will be prepared for production.

Earl #1-13H well (32.2% working interest).

The next Bakken Formation well to be drilled in the North Stockyard Field, the Earl 1-13H, is expected to spud on or about September 25th.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,663 million ordinary shares issued and outstanding, which would be the equivalent of 83.15 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.28 per ADS on September 17th, 2010 the company has a current market capitalization of approximately US$ 106.5 million.  Correspondingly, based on the ASX closing price of A$0.066 on September 17th, 2010, the company has a current market capitalization of A$ 109.8 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.